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                            May 17, 2023

       Rose Sparks
       Chief Financial Officer
       FutureFuel Corp.
       8235 Forsyth Blvd., Suite 400
       St Louis, Missouri 63105

                                                        Re: FutureFuel Corp.
                                                            Form 10-K For the
fiscal year ended December 31, 2022
                                                            Filed March 14,
2023
                                                            File No. 001-35103

       Dear Rose Sparks:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K For the fiscal year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 33

   1. We note your loss on derivative instruments the past two years was $24,360 and $10,377, an increase in
significance when compared to the gain of $4,379 in 2020, the loss of
                                                        $1,301 in 2019 and the
gain of $633 in 2018. In your discussion of gross profit you reference "the
unfavorable change in the realized and unrealized activity of derivative instruments which
resulted in a reduction in gross profit of $24,360 in 2022, as compared to a reduction in gross
profit in 2021 by $10,377. The comparative unfavorable change was primarily from the
unprecedented volatility in the NYMEX heating oil futures
                                                        market." You also set
forth in your filing (i) that you enter into commodity derivative instruments to protect
your operations from downward movements in commodity prices
                                                        and to provide greater
certainty of cash flows associated with sales of your commodities, and (ii) in order to
manage price risk caused by market fluctuations in biofuel prices,
 Rose Sparks
FutureFuel Corp.
May 17, 2023
Page 2
         you may enter into exchange traded commodity futures and options contracts. Please provide us, and in future filings, more insight, analysis, and explanation into the following:

                Whether and to the extent your derivatives program is accomplishing its objectives;
                The reasons for the increases in derivative gains/losses recorded in the financial statements; and
                The cash versus non-cash components of your losses and gains from derivative instruments and any impact to liquidity and capital resources.
2. Please tell us how you considered Question 100.01 of the Non-GAAP Financial Measures
         Compliance & Disclosure Interpretations, as updated December 13, 2022, in determining it was appropriate to include an adjustment for the cash portion of the loss/gain on derivative instruments as part of your non-GAAP adjustment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christie Wong at 202-551-3684 or Michael Fay, Senior
Staff
Accountant, at 202-551-3812 with any questions.



                                                              Sincerely,
FirstName LastNameRose Sparks
                                                              Division of
Corporation Finance
Comapany NameFutureFuel Corp.
                                                              Office of
Industrial Applications and
May 17, 2023 Page 2                                           Services
FirstName LastName